Exhibit 99.12

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 HOLDING OF THE SHAREHOLDER NAMED IN 2 ABOVE, THROUGH THE LEGAL ENTITIES LISTED BELOW:	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held	Registered Holder	Account	Holding
Barclays Global Investors Japan Ltd	287,067	0.0098	BARCLAYS CAPITAL NOMINEES LIMI		12,658,191
Barclays Bank Trust Company Ltd	176,986	0.0061	Barclays Trust Co & Others		33,842
Barclays Private Bank Ltd	121,368	0.0042	BARCLAYS TRUST CO AS EXEC/ADM		1,639
Barclays Capital Securities Ltd	12,658,191	0.4338	Barclays Trust Co DMC69		49,672
Barclays Private Bank and Trust Ltd	70,000	0.0024	Barclays Trust Co R69		91,833
Barclays Global Investors Japan Trust &	3,463,851	0.1187	CHASE NOMINEES LTD	16376	1,557,966
Barclays Global Investors Ltd	32,974,629	1.1301	CHASE NOMINEES LTD	28270	1,083,294
Barclays Global Investors, N.A.	21,703,441	0.7438	Clydesdale NomineesHGB0125	00694478	70,000
Barclays Private Bank and Trust Ltd	18,000	0.0006	Gerrard Nominees Limited	ER1	272,185
Gerrard Ltd	11,693,260	0.4007	Greig Middleton Nominees Limit	GM1	502,063
Barclays Global Investors Australia Ltd	501,096	0.0172	Greig Middleton Nominees Ltd (	GM3	500,000
Absa Bank Ltd	380,000	0.0130	IBT – CANADA		83,065
Barlcays Life Assurance Co Ltd	4,006,940	0.1373	INVESTORS BANK AND TRUST CO.		43,432
Barclays Global Fund Advisors	7,599,935	0.2605	INVESTORS BANK AND TRUST CO.		531,005
			INVESTORS BANK AND TRUST CO.		80,064
Group Holding	95,654,764	3.2782	INVESTORS BANK AND TRUST CO.		6,379,544
			INVESTORS BANK AND TRUST CO.		565,890
			INVESTORS BANK AND TRUST CO.		3,400,434
			INVESTORS BANK AND TRUST CO.		14,769,766
			INVESTORS BANK AND TRUST CO.		214,842
			INVESTORS BANK AND TRUST CO.		48,072
			INVESTORS BANK AND TRUST CO.		664,954
			INVESTORS BANK AND TRUST CO.		30,549
			INVESTORS BANK AND TRUST CO.		25,358
			JP MORGAN (BGI CUSTODY)	16331	856,988
			JP MORGAN (BGI CUSTODY)	16338	169,936
			JP MORGAN (BGI CUSTODY)	16341	1,540,380
			JP MORGAN (BGI CUSTODY)	16342	356,342
			JP MORGAN (BGI CUSTODY)	16400	29,348,186
			JP MORGAN (BGI CUSTODY)	18409	2,068,477
			JPMorgan Chase Bank		188,070
			JPMorgan Chase Bank		27,670
			JPMORGAN CHASE BANK		501,096
			JPMorgan Chase Bank		85,042
			JPMorgan Chase Bank		116,444
			JPMorgan Chase Bank		310,527
			JPMorgan Chase Bank		28,739
			JPMorgan Chase Bank		411,683
			JPMorgan Chase Bank		25,523
			JPMorgan Chase Bank		558,146
			JPMorgan Chase Bank		1,540,256
			JPMorgan Chase Bank		387,491
			JPMORGAN CHASE BANK		87,988
			Mellon Trust – US CUSTODIAN /		396,112
			Mitsubishi Trust International		20,232
			R C Greig Nominees Limited	RC1	5,856,535
			R C Greig Nominees Limited a/c	AK1	2,127,042
			R C Greig Nominees Limited a/c	BL1	630,944
			R C Greig Nominees Limited a/c	CM1	267,003
			R C Greig Nominees Limited GP1	GP1	997,876
			R C Greig Nominees Limited SA1	SA1	539,612
			Reflex Nominees Limited		18,000
			Standard Bank of SA	0	380,000
			State Street		51,095
			STATE STREET BOSTON		1,757,372
			STATE STREET BOSTON		224,929
			ZEBAN NOMINEES LIMITED		121,368
				Total	95,654,764

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed NOT APPLICABLE	8.	Percentage of issued class NOT APPLICABLE

9.	Class of security ORDINARY SHARES OF 27.5p EACH	10.	Date of transaction 17 AUGUST 2005	11.	Date company informed 19 AUGUST 2005 BY WAY OF A LETTER DATED 18 AUGUST 2005

12.	Total holding following this notification 95,654,764 ORDINARY SHARES OF 27.5p EACH	13.	Total percentage holding of issued class following this notification 3.28%

14.	Any additional information	15.	Name of contact and telephone number for queries LVA SIMMS 020 7111 7071

16.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 19 AUGUST 2005